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                                   EXHIBIT 8

                            Opinion Re: Tax Matters
September 22, 1997

Mr. Fred Behrens
AMCOR Capital Corporation
52300 Enterprise Way
Coachella, CA 92236

        Re:     Offer and Sale by AMCOR Capital Corporation of Series A 9%
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                Convertible Preferred Stock - Opinion Re: Tax Matters
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Dear Mr. Behrens:

     Relating to the Registration Statement on Form S-2 ("Registration Statement") filed by AMCOR Capital Corporation, a Delaware corporation ("Company"), with the Securities and Exchange Commission pursuant to the provisions of the Securities Act of 1933, as amended, relating to the offer and sale by the Company of not more than 650,000 shares of Series A 9% Convertible Preferred Stock ("Preferred Stock"), with an option to purchase an additional 97,500 shares of Preferred Stock (an aggregate offering price, if the option to purchase is 97,500 shares of Preferred Stock (an aggregate offering price, if the option to purchase is exercised, of $7,475,000, as specified more particularly by the provisions of the prospectus included in the Registration Statement ("Prospectus")), the Company has requested this firm's opinion regarding certain of the material federal income tax considerations to purchasers of the Preferred Stock. This opinion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders as a result of their personal investments or tax circumstances or, except to the extent specified in that portion of the Prospectus entitled "Taxation of Foreign Shareholders," to certain types of shareholders, including insurance companies, financial institutions or broker-dealers, subject to special treatment pursuant to the federal income tax law.

     This opinion relates only to the effect on the subject transaction of the federal income tax laws of the United States, and this firm expresses no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

        Based on information, representations and warranties furnished by management of the Company and certain assumptions made as a result thereof, it is this firm's opinion that the information in the Prospectus specified in that portion entitled "Federal Income Tax Considerations to the Stockholders," has been reviewed by this firm and is accurate in all material respects.

        No opinion is expressed as to any matter not specified herein.

     This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the information, representations or warranties furnished by management of the Company may affect or alter the conclusions specified in this letter.

        This opinion is furnished only to the Company, and is solely for the Company's use in connection with the Registration Statement. Each prospective purchaser of the Preferred Stock is advised and encouraged to consult his or her own tax advisor regarding the specific tax